SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                         _ _ _ _ _ _ _ _ _ _ _ _

                                 FORM 6-K

                      REPORT of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

For the month of: February 2003

                               Filtronic plc
            (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire
BD18 3TT, UK
                (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the Information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: February 14, 2003     By:  /s/ Fiona Pick
                                 _ _ _ _ _ _ _ _ _ _
                            Name:   Fiona Pick
                            Title:  Solicitor and Assistant
                                    Company Secretary

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14 February 2003

                         FILTRONIC PLC
              BUYS IN $9.1M OF ITS 10% SENIOR NOTES
                   AT A DISCOUNT TO PAR VALUE


Filtronic plc ("Filtronic"), a leading global designer and manufacturer of customised microwave electronic subsystems, announces that it has bought in $9.1m of its 10% Senior Notes due 1 December 2005 at a discount to par value. These Notes will be cancelled leaving $110.1m of the Notes outstanding. Filtronic has now bought in and cancelled a total of $59.9m of the Notes, since 4 February 2002. Filtronic is not using any of its GBP31m bank overdraft facility.

ENDS

For further information, please contact:

Filtronic plc - 01274 530622
   Professor David Rhodes             Executive Chairman & CEO
   John Samuel                        Finance Director

Binns & Co PR Ltd - 020 7786 9600
   Peter Binns/Paul McManus


Filtronic website: www.filtronic.com